December 11, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: Justin Dobbie

Re:	Radiant Logistics, Inc.
Registration Statement on Form S-1
Filed October 30, 2013
File No. 333-191974

Dear Mr. Dobbie:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) via telephone on December 11, 2013 with respect to the Registration Statement on Form S-1 filed by Radiant Logistics, Inc. (the “Company”) with the SEC on October 30, 2013 (the “Form S-1”). The Company hereby confirms that it will remove the term “co-manager” from the front and back covers of the final prospectus to be filed with the SEC.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (425) 462-1094.

Sincerely,

/s/ Robert L. Hines, Jr.
Robert L. Hines, Jr.
Radiant Logistics, Inc.
Senior Vice President & General Counsel

405 114th Avenue SE — Bellevue, WA 98004 — (t) 425.962.1094 — (f) 425.462.0768

www.radiantdelivers.com